08027138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
102

| SEC FILE NUMBER |
|---|
| 8- 41452 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berean Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 S. Wacker Drive, Suite 2450
(No. and Street)

| Chicago | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dudley Brown (312) 986-8200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name – *if individual, state last, first, middle name*)

| 125 S. Wacker Dr., Ste. 1500 | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Dudley Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berean Capital, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LAURIE A. HEDLUND
Notary Public - State of Illinois
My Commission Expires Aug 15, 2011

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEREAN CAPITAL, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditors' Report)

DECEMBER 31, 2007 AND 2006

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

# BEREAN CAPITAL, INC.
# FINANCIAL STATEMENTS
# DECEMBER 31, 2007 AND 2006

## CONTENTS

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
BEREAN CAPITAL, INC.
Chicago, Illinois 60606

We have audited the accompanying statements of financial condition of Berean Capital, Inc. as of December 31, 2007 and 2006 and the related statements of operations, changes in stockholder's equity and cash flows and supplemental information for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berean Capital, Inc. as of December 31, 2007 and 2006, and the results of its operations, changes in its stockholder's equity and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois
February 27, 2008

**BEREAN CAPITAL, INC.**
**STATEMENTS OF FINANCIAL CONDITION**
**DECEMBER 31, 2007 AND 2006**

**ASSETS**

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 57,427 | $ 21,475 |
| Other receivables | 232,951 | 229,635 |
| Investment securities | - | - |
| Other assets | 2,842 | 2,842 |
| **TOTAL ASSETS** | $ 293,220 | $ 253,952 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | 2007 | 2006 |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable | $ 6,341 | $ - |
| Total liabilities | 6,341 | - |
| **STOCKHOLDER'S EQUITY** | | |
| Preferred stock: adjustable rate, cumulative series A, no par value; 1,500 shares authorized; 547.27 shares in 2006 and 544.04 shares in 2005 issued and outstanding | 838,897 | 838,897 |
| Common stock, no par value; 2,000 shares authorized; 800 shares issued and outstanding | 4,000 | 4,000 |
| Accumulated deficit | (556,018) | (588,945) |
| Total stockholder's equity | 286,879 | 253,952 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 293,220 | $ 253,952 |

The accompanying notes are an integral part of these statements.

**BEREAN CAPITAL, INC.**
**STATEMENTS OF OPERATIONS**
**YEARS ENDED DECEMBER 31, 2007 AND 2006**

| | 2007 | 2006 |
|---|---|---|
| **REVENUES** | | |
| Commissions | $ 1,596,737 | $ 915,049 |
| Other income | - | 3,082 |
| Total revenues | 1,596,737 | 918,131 |
| **EXPENSES** | | |
| Employee compensation and commissions | - | 2,662 |
| Professional fees | 38,991 | 13,720 |
| Consultants | 1,512,759 | 868,598 |
| Regulatory fees | 805 | 4,255 |
| General and administrative | 11,791 | 7,947 |
| Total expenses | 1,564,346 | 897,182 |
| **INCOME FROM OPERATIONS** | 32,391 | 20,949 |
| **OTHER INCOME / (EXPENSE)** | | |
| Interest income | 1,536 | 1,784 |
| Other expense | (1000) | (2,214) |
| Miscellaneous income | - | 2,720 |
| Total other income/(expense) | 536 | 2,290 |
| **INCOME/(LOSS) BEFORE TAXES** | 32,927 | 23,239 |
| Income tax (expense)/benefit | - | - |
| **NET INCOME** | $ 32,927 | $ 23,239 |

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

| | Preferred Stock | Common Stock | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance 1/1/06 | $ 833,897 | $ 4,000 | $ (595,503) | $ 242,394 |
| Preferred stock purchase | 5,000 | - | - | 5,000 |
| Stockholder dividends | - | - | (16,681) | (16,681) |
| 2006 Net income | - | - | 23,239 | 23,239 |
| Balance 12/31/06 | 838,897 | 4,000 | (588,945) | 253,952 |
| Preferred stock purchase | - | - | - | - |
| Stockholder Dividends | - | - | - | - |
| 2007 Net income | - | - | 32,927 | 32,927 |
| Balance 12/31/07 | $ 838,897 | $ 4,000 | $ (556,018) | $ 286,879 |

The accompanying notes are an integral part of these statements.

# BEREAN CAPITAL, INC.
# STATEMENTS OF CASH FLOWS
# YEAR ENDED DECEMBER 31, 2007 AND 2006

| | 2007 | 2005 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 32,927 | $ 23,239 |
| Adjustments to reconcile net income to net cash | | |
| Provided (used by) operating activities: | | |
| Due from related parties, and other receivables | (3,316) | (22,435) |
| Investment Securities | - | 20,100 |
| Other assets | - | 66 |
| Cash segregated for the benefit of customers | - | - |
| Accounts payable, accrued expenses, taxes payable | 6,341 | (108,113) |
| **NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES** | 35,952 | (87,143) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Redemption of preferred stock | - | - |
| Dividend distribution | - | (16,681) |
| Proceeds from purchase of preferred stock | - | 5,000 |
| **NET CASH (USED IN) FINANCING ACTIVITIES** | - | (11,681) |
| **NET INCREASE (DECREASE) IN CASH** | 35,952 | (98,824) |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR** | 21,475 | 120,299 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 57,427 | $ 21,475 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid for interest | $ - | $ - |
| Cash paid for income taxes | $ - | $ - |

The accompanying notes are an integral part of these statements.

## BEREAN CAPITAL, INC.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2007 AND 2006

### 1. BUSINESS ACTIVITY

Berean Capital, Inc. ("Berean"), a Delaware corporation, is a broker registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Berean is registered in 3 states. The primary operations of Berean consist of a broker-dealer who participates in selling private placements of securities. The customer base for Berean consists of private placement investors in the United States of America.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Financial statement presentation**

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

**Revenue recognition**

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis. Underwriting income from debt and equity offerings are recorded on the settlement date of the offering.

**Other receivables**

Primarily represents advances made to an entity developing a hedge fund concept that management believes are collectable.

**Cash and cash equivalents**

Berean considers all highly liquid investments, with a maturity of three months or less when purchased, to be cash equivalents.

**Use of estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Securities**

Investments in marketable securities are considered to be trading securities and are valued at market value. Securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market value is included in income.

## 3. NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Berean is required to maintain net capital as defined under the rule. Prior to June 1, 2005, Berean was required to maintain "net capital" equal to the greater of $250,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. After June 1, 2005, as explained in Note 4, Berean became a broker-dealer who participates in selling private placements of securities. Accordingly Berean's net capital requirement changed to the greater of $5,000 or 6 2/3% of the "aggregate indebtedness. Net capital changes from day to day, but at December 31, 2006 and 2005, Berean had net capital of $50,742 and $5,000, respectively.

## 4. RELATED PARTY TRANSACTIONS

**Jackson Securities, LLC**

On June 1, 2005, the sole shareholder of the Berean purchased a 50% member interest in Jackson Securities, LLC. Jackson Securities provides investment banking and brokerage services to institutional and retail clients throughout the United States. Under the terms of the agreement with the sole shareholder, in addition to cash substantially all of the operating assets of Berean were contributed to Jackson. In addition Jackson assumed Berean's obligations under the office lease. Berean did not contribute its name or its securities license and became a broker dealer primarily concentrated in private placements.

## 5. EMPLOYEE BENEFIT PLAN

In 1997, Berean adopted a 401(k) Profit Sharing Plan and Trust ("The Plan"). Employer contributions to the plan are discretionary. On June 1, 2005 the plan was transferred to the 401(k) Profit Sharing Plan and Trust of Jackson Securities, LLC.

## 6. EQUIPMENT LEASES

Berean's leases for trading equipment were assigned to Jackson Securities, LLC on June 1, 2005.

## 7. LEASE COMMITMENTS

Berean's lease for office facilities was assigned on June 1, 2005 to Jackson Securities, LLC, which assumed all rights and obligations under the lease. For the year ended December 31, 2006, Berean did not have any rent obligations.

## 8. INCOME TAX EXPENSE

For the years ended December 31, 2007 and 2006 Berean has net operating loss carryforwards for Federal and state tax purposes. Accordingly there is no provision for Federal and state income taxes.

## 9. CONTINGENT LIABILITIES

In the normal course of business, Berean is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on Berean's financial statements

## 10. PREFERRED STOCK

Dividends on the adjustable rate, cumulative Series A preferred stock are payable at an annual rate of 3.5 percent in excess of an applicable rate, which is the highest of either (i) the three-month Treasury Bill rate, (ii) the ten-year constant maturity rate, or (iii) the twenty-year constant maturity rate, all as defined, but in no event less than 6.5 percent per year. The amount of dividend arrearage at December 31, 2007, was $711,669. The Company, at its option, may redeem in whole or in part, the preferred stock at $1,000 per share plus accrued and unpaid dividends.

## 11. DISCLOSURES ABOUT DERIVATIVE FINANCIAL INSTRUMENTS

Berean currently does not enter into any derivative transactions for trading purposes or to hedge other positions or transactions.

## 12. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, Berean executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, Berean may be obligated to discharge the obligation of the non-performing party and, as a result, may incur loss if the market value of the securities differs from the contract amount. Berean's risk is normally limited to differences in the market values of the securities from their contract amounts.

Berean does not anticipate non-performance by customers or counterparties in the above situations. It is the Berean's policy to monitor its market exposure and counterparty risk. In addition, Berean has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

## SUPPLEMENTAL INFORMATION

**BEREAN CAPITAL, INC.**
**DECEMBER 31, 2007**

COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | $ 286,879 |
| 2. | Deduct ownership equity not allowable for Net Capital | | 0 |
| 3. | Total ownership equity qualified for Net Capital | | 286,879 |
| 4. | Add: | | |
| | A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital | | 0 |
| | B. Other (deductions) or allowable credits (List) | | 0 |
| 5. | Total capital and allowable subordinated liabilities | | 286,879 |
| 6. | Deductions and/or charges: | | |
| | A. Total non allowable assets from Statement of Financial Condition (Notes B and C) | 235,793 | |
| | B. Secured demand note deficiency | 0 | |
| | C. Commodity futures contracts and spot Commodities – proprietary capital changes | 0 | |
| | D. Other deductions and/or charges | 0 | |
| 7. | Other additions and/or credits (List) | | (235,793) |
| 8. | Net capital before haircuts on securities positions | | 51,086 |

The accompanying notes are an integral part of these statements.

| | | | |
|---|---|---|---|
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f): | | |
| | A. Contractual securities commitments | 0 | |
| | B. Subordinates securities borrowings | 0 | |
| | C. Trading and investment securities: | 0 | |
| | 1. Exempted securities | 0 | |
| | 2. Debt securities | 0 | |
| | 3. Options | 344 | |
| | 4. Other securities | 0 | |
| | D. Undue Concentration | 0 | |
| | E. Other (List) | | |
| | | | 344 |
| 10. | Net Capital | | $ 50,742 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | |
|---|---|---|
| 11. | Minimum net capital required (6 2/3% of line 19) | $ 422 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | 5,000 |
| 13. | Net capital requirement (greater of line 11 or 12) | 5,000 |
| 14. | Excess net capital (line 10 less 13) | 45,742 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ 50,679 |

The accompanying notes are an integral part of these statements.

**BEREAN CAPITAL, INC.**
**DECEMBER 31, 2007**

| | | |
|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | $ 6,341 |
| 17. Less: Securities borrowed for which equivalent value is paid | | 0 |
| 18. Less; Liabilities subordinated to claims of creditors | | 0 |
| 17. Add: | | |
| A. Drafts for immediate credit | ______ | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | ______ | |
| C. Other unrecorded amounts (List) | | |
| ______ ______ | | |
| ______ ______ | | |
| 19. Total aggregate indebtness | | $ 6,341 |
| 20. Percentage of aggregate indebtness to net capital (line 19/line 10) | | % 0 |

OTHER RATIOS

| | |
|---|---|
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | % 0 |

The accompanying notes are an integral part of these statements.

**BEREAN CAPITAL INC.**
**Computation for Determination of Reserve Requirements**
**For Broker/Dealers under Rule 15c3-3 and Information For**
**Possession or Control Requirements under Rule 15c3-3**
**December 31, 2007**

The Company does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Company is exempt from the provisions of that rule.

The accompanying notes are an integral part of these statements.

# BEREAN CAPITAL, INC.
# RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING OF DECEMBER 31, 2007

There were no differences between the audited computation of net capital and the unaudited Part II A Focus Filing at December 31, 2007.

| | |
|---|---|
| **NET CAPITAL REPORTED ON UNAUDITED FOCUS FILING** | 57,018 |
| **AUDIT ADJUSTEMENTS** | (6,276) |
| **NET CAPITAL PER AUDIT** | $ 50,742 |

The accompanying notes are an integral part of these statements.

HCL

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
BEREAN CAPITAL, INC.

In planning and performing our audit of the financial statements of Berean Capital, Inc., (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois

February 27, 2008



END